FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 20, 2019
Commission File Number: 001-10306

The Royal Bank of Scotland Group plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

   Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

The Royal Bank of Scotland Group plc ("RBS")

20 March 2019

Notice of 2019 Annual General Meeting and Form of Proxy

Copies of the above documents will be submitted to the National Storage Mechanism today and will be available for inspection at: www.morningstar.co.uk/uk/NSM

The RBS Annual General Meeting will be held on Thursday, 25 April 2019 at
2.00 pm at the RBS Conference Centre, RBS Gogarburn, Edinburgh EH12 1HQ and the Notice of Meeting will also be available to view at www.rbs.com/agm

The documents will be mailed or made available to shareholders shortly, together with the Strategic Report 2018 or the Annual Report and Accounts 2018, as appropriate, which will also be available to view at www.rbs.com/annualreport

In addition to the routine AGM business the following resolutions are being proposed:

Equity Convertible Notes
In line with the authorities approved by shareholders in 2018, which will expire on 30 June 2019, two resolutions in connection with the issue of Equity Convertible Notes ("ECNs") are being proposed to renew these authorities: one an Ordinary Resolution giving the Directors authority to allot ordinary shares or grant rights to subscribe for or to convert any security into ordinary shares up to an aggregate nominal amount of £1.5 billion and the other a Special Resolution empowering the Directors to allot equity securities on a non-pre-emptive basis up to an aggregate nominal amount of £1.5 billion.  If approved, this will provide RBS flexibility to manage its capital in the optimal way, should it wish to issue loss-absorbing capital instruments in the form of ECNs.  ECNs would convert into newly issued ordinary shares in the Company upon the occurrence of certain events (for example, RBS's capital ratios falling below a specified level), diluting existing holdings of ordinary shares.

The Directors may at their discretion resolve to give shareholders the opportunity to purchase the ordinary shares created on conversion or exchange of any Equity Convertible Notes, where desirable and practicable, and subject to applicable laws and regulations.

Authority to purchase own shares
In line with the authority approved by shareholders in 2018 which will expire on
30 June 2019, a resolution is being proposed as a Special Resolution that will, if approved, grant RBS authority to purchase its own ordinary shares on a recognised investment exchange up to a maximum of 10% of the issued ordinary share capital.

The Directors consider it may, in certain circumstances, be in the best interests of shareholders generally for RBS to purchase its own shares and the Directors will only make purchases where, in the light of market conditions prevailing at the time, they consider that such purchases will be in the best interests of shareholders generally. RBS will also require regulatory approval by the PRA for any ordinary share capital distributions.

Directed Buyback authority
A Special Resolution is being proposed which renews the authority granted to the Directors at the General Meeting of the Company on 6 February 2019 to make off-market purchases of ordinary shares from HM Treasury. The intention would be to seek a similar renewal at future AGMs while HM Treasury continues to hold ordinary shares. The Directed Buyback Contract in place is limited to making such off-market purchases up to a maximum of 4.99% of the Company's issued ordinary share capital in any 12 month period.

Shareholder requisitioned resolution to create a shareholder committee
A Special Resolution has again been requisitioned by a group of shareholders to create a shareholder committee. The Board notes the fact that the concept of a shareholder committee was included in the Government's Green Paper on Corporate Governance Reforms but has not been taken forward indicating a lack of support for it during the consultation. The Government's response to the consultation cited a range of reasons given by respondents, including difficulty in finding a group to represent the wider shareholder base; potential that large investors become entrenched; and blurring lines between stewardship and executive decision making, undermining the unitary board model.

The Board has similar concerns and therefore does not consider that the creation of such a committee would be in the best interests of the Company.  It is the role of the Board, directly elected by shareholders, to promote the success of the Company for the benefit of its members as a whole.  Shareholders' views are of course very important and it is considered that established channels including the AGM, the Investor Relations Programme and retail shareholder events already provide appropriate mechanisms for engaging with shareholders.

The Board unanimously recommends that shareholders vote in favour of all resolutions with the exception of the shareholder requisitioned resolution which the Board unanimously recommends that shareholders vote against.

Forward looking statement
This announcement contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995, including those related to RBS and its subsidiaries' regulatory capital position and requirements, financial position, future pension funding requirements, on-going litigation and regulatory investigations, profitability (including financial performance targets), structural reform and the implementation of the UK ring-fencing regime, the implementation of RBS's transformation programme, impairment losses and credit exposures under certain specified scenarios and RBS's exposure to political risks, operational risk, conduct risk, cyber and IT risk and credit rating risk. In addition, forward-looking statements may include, without limitation, the words 'expect', 'estimate', 'project', 'anticipate', 'commit', 'believe', 'should', 'intend', 'plan', 'could', 'probability', 'risk', 'Value-at-Risk (VaR)', 'target', 'goal', 'objective', 'may', 'endeavour', 'outlook', 'optimistic', 'prospects' and similar expressions or variations on these expressions. These statements concern or may affect future matters, such as RBS's future economic results, business plans and current strategies. Forward-looking statements are subject to a number of risks and uncertainties that might cause actual results and performance to differ materially from any expected future results or performance expressed or implied by the forward-looking statements. Factors that could cause or contribute to differences in current expectations include, but are not limited to, legislative, fiscal and regulatory developments, accounting standards, competitive conditions, technological developments, exchange rate fluctuations and general economic conditions. These and other factors, risks and uncertainties that may impact any forward-looking statement or RBS's actual results are discussed in RBS's UK Annual Report and Accounts and materials filed with, or furnished to, the US Securities and Exchange Commission, including, but not limited to, RBS's Reports on Form 6-K and most recent Annual Report on Form 20-F. The forward-looking statements contained in this announcement speak only as of the date of this announcement and RBS does not assume or undertake any obligation or responsibility to update any of the forward-looking statements contained in this announcement, whether as a result of new information, future events or otherwise, except to the extent legally required.

Name of contact and telephone number for queries:-

Investor Relations
+ 44 (0)207 672 1758

Media Relations
+44 (0)131 523 4205

Legal Entity Identifier: 2138005O9XJIJN4JPN90

Date: 20 March 2019

THE ROYAL BANK OF SCOTLAND GROUP plc (Registrant)

By: /s/ Jan Cargill

Name: Jan Cargill
Title: Deputy Secretary